UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

March 4, 2024

Commission File Number 001-10306

NatWest Group plc

Gogarburn

PO Box 1000

Edinburgh EH12 1HQ

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K shall be deemed incorporated by reference into the company’s Registration Statement on Form F-3 (File No. 333-261837) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Explanatory Note

This report on Form 6-K/A is being filed by NatWest Group plc (“NWG”) as an amendment to the report on Form 6-K dated March 1, 2024, relating to the closing of NWG’s offering of USD 1,000,000,000 Fixed-to-Fixed Reset Rate Subordinated Tier 2 Notes due 2034 (the “Original Form 6-K”). The purpose of this report on Form 6-K/A is to correct a clerical error in Exhibits 5.1 and 5.2 of the Original Form 6-K and therefore replace Exhibits 5.1 and 5.2 filed with the Original Form 6-K in their entirety with the Exhibits 5.1 and 5.2 filed herewith.

Other than as expressly set forth above, this Form 6-K/A does not amend, update or restate any other information in, or Exhibits filed with, the Original Form 6-K.

Index of Exhibits

Exhibit No.	Description
5.1	Opinion of CMS Cameron McKenna Nabarro Olswang LLP, Scottish legal advisors to NatWest Group plc as to the validity of the Fixed-to-Fixed Reset Rate Subordinated Tier 2 Notes due 2034 of NatWest Group plc, issued on March 1, 2024, as to certain matters of Scots law.
5.2	Opinion of Davis Polk & Wardwell London LLP, U.S. legal advisors to NatWest Group plc as to the validity of the Fixed-to-Fixed Reset Rate Subordinated Tier 2 Notes due 2034 of NatWest Group plc, issued on March 1, 2024, as to certain matters of New York law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

NatWest Group plc (Registrant)

Date: March 4, 2024	By:	/s/ Mark Stevens
	Name:	Mark Stevens
	Title:	Assistant Secretary